12 September 2012

Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington D.C. 20549

Re: Barclays PLC

Barclays Bank PLC

Form 20-F for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

Form 6-K Filed July 27, 2012

File No. 001-09246 and 001-10257

Dear Ms. Ciboroski:

Thank you for your letter dated September 10, 2012 regarding the above-referenced filings. As John O’Connor of Sullivan & Cromwell discussed with Michael Seaman yesterday, we are currently working on a response to your letter, and we confirm our intention to submit our response by October 9, 2012. Please contact me should you have any additional comments or require additional information.

Yours sincerely,

/s/ Chris Lucas

Chris Lucas

Group Finance Director

cc:	Michael Seaman

(Division of Corporation Finance)

John O’Connor

(Sullivan & Cromwell LLP)